UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 30, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—REGISTRANT INFORMATION

PAPERWEIGHT DEVELOPMENT CORP.

Full Name of Registrant

N/A

Former Name if Applicable

825 East Wisconsin Avenue, P.O. Box 359

Address of Principal Executive Office (Street and Number)

Appleton, Wisconsin 54912-0359

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Paperweight Development Corp. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the fiscal year ended December 30, 2017 (the “Form 10-K”) within the prescribed time period or the extension period pursuant to Rule 12b-25 without unreasonable effort or expense for the reasons described below:

As previously disclosed, on October 1, 2017, Paperweight Development Corp. (the “Company”) and substantially all of its direct and indirect subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief (the “Bankruptcy Petitions”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”, and the petitions for relief therein, the “Chapter 11 Filings”). The Debtors have obtained Bankruptcy Court authorization to jointly administer the Chapter 11 cases (the “Chapter 11 Cases”) under the caption “In re Appvion, Inc., et al.” Case No. 17-12082. On February 8, 2018, the Company announced that it has filed a motion (the “Motion”) with the Bankruptcy Court for approval of a stalking horse asset purchase agreement bid from a group of the Debtors’ lenders to acquire substantially all of the Company’s assets in a sale process under Section 363 of the Bankruptcy Code (the “Asset Sale”).

In the time since the Chapter 11 Filing, the Chapter 11 Cases and the negotiation and management of the Asset Sale and related processes, have required substantial management time and attention. Due to the considerable time and resources that management must devote to the Chapter 11 Cases and related administrative requirements, including the Asset Sale and related processes, the Company has been unable to complete the preparation of its Form 10-K within its normal review cycle and has determined that it is unable to timely file its Form 10-K without unreasonable effort or expense. The Company is required to provide monthly operating reports to the Bankruptcy Court and has been and will continue to provide those reports on a monthly basis as Current Reports on Form 8-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bill Van Den Brandt	(920)	991-8613
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

As disclosed in the Form 12b-25 filed by the Company on November 15, 2017, and for the reasons set forth therein, the Company was unable to timely file the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 1, 2017.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Part IV (3) Explanation

The Company believes that its results of operations for the fiscal year ended December 30, 2017 will reflect an adverse change compared with the Company’s results of operations for the fiscal year ended December 31, 2016, primarily related to the impact of the Chapter 11 Cases and the Company’s operation as a debtor-in-possession during the second half of the fiscal year ended December 30, 2017. The below unaudited financial information is preliminary, and based upon the Company’s estimates and is subject to adjustments. This estimated financial information does not constitute a comprehensive statement of the Company’s financial results for the fiscal year ended December 30, 2017, and the Company’s final numbers for this data may differ from the below estimated financial data.

December 30, 2017 (estimated) (dollars in thousands)
Selected Income Statement Data:

Net Sales	$653,498
Cost of sales	537,372

Gross Profit	116,126
Selling, general and administrative expenses	98,307

Operating income	17,819
Interest expense	45,578
Debt modification/extinguishment expense	2,296
Reorganization items, net	19,490
Other expense (income)	374

Net income (loss) before income taxes	(49,919)
Provision for income taxes	54

Net income (loss)	$(49,973)

December 30, 2017 (estimated) (dollars in thousands)
Selected Balance Sheet (as of end of period):

Cash and cash equivalents	$11,454
Restricted cash	6,075

Total assets	$422,942

Current liabilities	$357,477
Long term liabilities	50
Liabilities subject to compromise	434,293
Stockholders’ equity	(368,878)

Total liabilities and equity	$422,942

Cautionary Note Regarding Forward-Looking Statements

In this Form 12b-25 filing, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are not guarantees of results, and actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative, that could cause material impacts on the Company’s historical or anticipated financial results. Although the Company believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” and the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed by the Company and the following important factors, among others, that could cause actual results to differ materially from those projected in such forward-looking statements:

•	the Debtors’ ability to obtain the approval of the Bankruptcy Court with respect to motions filed in the Chapter 11 Cases, including the Motion and the outcomes of Bankruptcy Court rulings and the Chapter 11 Cases, including the Asset Sale, in general;

•	the effectiveness of the overall restructuring activities pursuant to the Chapter 11 Filings, including the Asset Sale, and any additional strategies that the Debtors may employ to address their liquidity and capital resources;

•	the actions and decisions of creditors, regulators and other third parties that have an interest in the Chapter 11 Cases;

•	the actions and decisions of the Company’s material vendors, suppliers and customers in response to the Chapter 11 Cases; and

•	restrictions on the Debtors due to the terms of any debtor-in-possession credit facility that the Debtors may enter into in connection with the Chapter 11 Cases and restrictions imposed by the Bankruptcy Court.

Many of these factors are beyond the Company’s ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. All such statements speak only as of the date made, and the Company disclaims any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Paperweight Development Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 15, 2018	By:	/s/ Kevin M. Gilligan
		Name:	Kevin M. Gilligan President and Chief Executive Officer